SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                             Commission File Number 0-22735
                                                                   -------------

                           NOTIFICATION OF LATE FILING

(Check One):
|_| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q   |_| Form N-SAR
|X| Form 10KSB

               For Period Ended:  May 31, 2000

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:
                                               ---------------------------------

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I
                             REGISTRANT INFORMATION

                       ROBOCOM SYSTEMS INTERNATIONAL INC.
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                            Full Name of Registrant


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                           Former Name if Applicable

                                511 Ocean Avenue
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           Address of Principal Executive Office (Street and Number)

                           Massapequa, New York 11758
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                            City, State and Zip Code

                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.) |_| Yes |_| No


|X| | (a) The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |
|X| | (b) The subject annual report, semi-annual report, transition report on
    |     Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on
    |     or before the 15th calendar day following the prescribed due date; or
    |     the subject quarterly report or transition report on Form 10-Q, or
    |     portion thereof will be filed on or before the fifth calendar day
    |     following the prescribed due date; and
    |
|_| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.

            As a result of the foregoing, the Company's Annual Report on Form 10-KSB for the year ended May 31, 2000, was not timely filed.

                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

            The preparation of our Annual Report on Form 10-KSB for the fiscal year ended May 31, 2000, was delayed due to a delay in the year-end closing process, which was caused by a significant change in management resulting from the resignation of the Chief Executive Officer of the Company, David Dinin, effective August 16, 2000.

            As a result of the foregoing, our Annual Report on Form 10-KSB for the year ended May 31, 2000, will be completed and filed on or before September 13, 2000.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Eric M. Hellige                                (212)        421-4100
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       (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Annexed hereto is a copy of a press release issued by the Registrant on August 28, 2000, which sets forth the Registrant's preliminary results of operations for the year ended May 31, 2000.

                       ROBOCOM SYSTEMS INTERNATIONAL INC.
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                  (Name of Registrant as Specified in Charter)

            Has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.


Date  August 28, 2000                By  /s/ Elizabeth A. Burke
      ---------------------             ----------------------------------------
                                            Name: Elizabeth A. Burke
                                            Title:  Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

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[LOGO] ROBOCOM
       SYSTEMS INTERNATIONAL

                                                        NASDAQ: RIMS

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Contact: Gary Fishman, 212-889-1727 x110, or Juda Engelmayer, 212-889-1727 x106
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                      Robocom Reports Improvements in 4Q00
                                  Performance

MASSAPEQUA, N.Y., August 28, 2000 -- Robocom Systems International Inc. (NASDAQ:
RIMS) reported higher revenues and a smaller net loss before non-cash software amortization for the fourth quarter ended May 31, 2000. Revenues increased 15% to $2.2 million compared to $1.9 million in the year ago quarter while net loss before software amortization declined 20% to ($110,000) compared to ($138,000). Net loss after software amortization was ($495,895) or ($0.11) per share compared to ($431,328) or ($0.12) per share in the year ago quarter.

"The improved performance reflects expanded sales and marketing of the Company's RIMS warehouse management software (WMS) and related hardware sales, which produced an 18% increase in gross margin before software amortization," said Robocom Chairman Irwin Balaban, who also is serving as Interim President and CEO following the recent departure of David Dinin. Mr. Balaban said the increase in software amortization reflected the release of new Internet enabled versions of the Company's RIMS WMS, while selling, general, and administrative expenses continued to be in line with the Company's projections of roughly $1 million per quarter.

With versions 4.0 and 4.2 of RIMS, authorized users and supply chain partners can monitor and manage their warehouses and access order and shipment status in real time over the Internet, using standard web browsers, on either a corporate Intranet or the Internet, without the need for additional software.

"Looking ahead, we expect our efforts will continue to pay off," said Mr. Balaban. "Subsequent to the quarter, we signed several new contracts and released RIMS 4.3, which adds powerful new wireless capabilities and other features important to supply chain execution."

For the year ended May 31, 2000, revenues were $6.8 million compared to $7.5 million in Fiscal 1999 with a net loss of ($2.9 million) or ($0.73) per share compared to a net loss of ($1.5 million) or ($0.43) per share. In light of the recent change in CEO, Robocom will seek a short extension for filing its Form 10KSB with the SEC. "We need a little more time to update the document," Mr. Balaban explained.

Commenting on the year, Mr. Balaban said, "Our growing sales and marketing efforts resulted in several new contracts with customers such as the Pennsylvania Liquor Control Board, GE Lighting Systems, and Boots Contract Manufacturing, a unit of The Boots Company PLC."

He said Robocom began building the foundation for further expansion into the market for Internet e-commerce technology. "RIMS WMS became available on the Red Hat Linux/Open Source platform, the dominant operating system in the web and file server market," he said. "In addition, Robocom and Integrated Systems & Services Group, a strategic alliance partner with QAD Inc. and a developer of e-commerce solutions, agreed to give ISS portal users access to critical warehouse and inventory data over the Internet using RIMS."

He also explained Robocom continued to grow its distribution network. "We signed a value-added partner agreement with Origin International to implement RIMS worldwide and we became a participant in Symbol Technologies Manufacturing Business Partner Program," he said.

Robocom Systems International (www.robocom.com) develops, markets and supports advanced warehouse management systems (WMS) software that enables a company to realize vital cost savings by automating warehouse operations. Robocom's primary product, RIMS.2001, gives customers the capability to execute all functions and operations within the warehouse required to compete within fast changing supply chains.

                            -- FINANCIALS ATTACHED --

                       ROBOCOM SYSTEMS INTERNATIONAL INC.
                       CONDENSED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                                Quarter Ended             Year Ended
                                                    May 31,                  May 31,
                                               2000        1999          2000        1999
                                               ----        ----          ----        ----
Revenues                                     $ 2,232      $ 1,948      $ 6,763      $ 7,545
Cost of revenues                               1,361        1,209        4,556      $ 4,908
                                             -----------------------------------------------

Gross margin before amortization                 871          739        2,207        2,637
Software amortization                            386          293        1,477        1,085
                                             -----------------------------------------------
Gross margin                                     485          446          730        1,552

Selling, general & administrative expenses       936          892        3,616        3,799
                                             -----------------------------------------------
Operating income                                (451)        (446)      (2,886)      (2,247)

Interest (income) expense, net                   (13)         (15)         (46)         (85)
                                             -----------------------------------------------

Loss before income taxes                        (438)        (431)      (2,840)      (2,162)
Provision (benefit) for income taxes              58           --           57         (678)
                                             -----------------------------------------------
Net loss                                     $  (496)     $  (431)     $(2,897)     $(1,484)
                                             ===============================================

Net loss per share (basic and diluted)       $ (0.11)     $ (0.12)     $ (0.73)     $ (0.43)
                                             ===============================================
Weighted average shares outstanding
                                               4,496        3,468        3,966        3,468
                                             ===============================================

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Forward Looking Statements: This news release contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, among others, general economic and business conditions; industry trends; changes in demand for the Company's product; the timing of orders received from customers; announcements or changes in pricing policies by the Company or its competitors; unanticipated delays in the development, market acceptance or installation of the Company's products; availability of management; and availability, terms and deployment of capital.
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                                    -- END --


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